Filed Pursuant to Rule 424(b)(3)

Registration No. 333-144736

PROSPECTUS SUPPLEMENT NO. 1

TO PROSPECTUS DATED March 3, 2008

GELTECH SOLUTIONS, INC.

2,247,633 Shares

This prospectus supplement supplements and amends the prospectus dated March 3, 2008 and relates to the resale by certain selling shareholders of up to 2,247,633 shares of common stock of GelTech Solutions, Inc.

This prospectus supplement should be read in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus.

Amendment to Management Agreements

Effective March 17, 2008, our Board of Directors authorized an amendment to the employment agreements of three of our executives, Messrs. Michael Cordani, Peter Cordani and Joseph Ingarra. These executives are executive officers and directors of GelTech. The executives agreed to eliminate their automobile allowances of $875 per month. In exchange, their annual compensation has been increased from $91,000 to $125,000, and each executive was granted 200,000 stock options exercisable at $0.667 per share over a 10-year period, subject to semi annual vesting if still employed by us on each applicable vesting date. The Board of Directors also granted an additional 175,000 stock options to Mr. Peter Cordani exercisable at $1.00 per share over a 10-year period, subject to the same vesting described in the prior sentence. Our Board of Directors also agreed to amend a provision of our executives’ employment agreements which permits them to resign for “Good Reason” and receive severance equal to three years base salary and have all unvested options vest. Under this provision, each executive has 180 days to resign in the event a shareholder acquires beneficial ownership of at least 30% of our common stock. On January 30, 2008, an investor passed this 30% threshold as described on a Form 8-K filed by us on the same day. The amendment will give these executives until December 31, 2008 to make this election. Our Board of Directors was concerned that with GelTech’s sales campaign in its early stage, the loss of any of our executives would be very harmful. At the same time, each executive has expressed concerns to our counsel that this investor could, if he elected, seek to change control of GelTech.

Referral Agreement

On March 17, 2008, our Board of Directors authorized GetlTech to enter into a Referral Agreement with Michael R. Donn, Sr., a director of GelTech. The Referral Agreement provides for Mr. Donn to receive a 2% sales commission on sales from customers referred to GelTech by him. The commissions will terminate 12 months after Mr. Donn ceases to be a director of GelTech.

Change in Independent Registered Public Accounting Firm

On March 17, 2008, our Audit Committee dismissed GelTech’s independent registered public accounting firm, Sweeney Gates & Co. Additionally, our Audit Committee approved and we retained Daszkal Bolton LLP, as our new independent registered public accounting firm for the fiscal year ending June 30, 2008.

Appointment of new Chief Financial Officer.

On March 17, 2008, our Board of Directors appointed Mr. Michael R. Hull as Geltech’s Chief Financial Officer. Mr. Hull replaced Mr. David Rosenfeld, who was terminated by our Board of Directors.

Mr. Hull is a Certified Public Accountant with eight years of public company Chief Financial Officer experience. Additionally, Mr. Hull has over 11 years experience in auditing both public and private companies while employed by Price Waterhouse. Mr. Hull has been the Managing Director of CFO Services at WSR Consulting, Inc. since January 28, 2008. Effective March 17, 2008, we entered into a Consulting Services Agreement with WSR Consulting. Under the Consulting Agreement, WSR Consulting will provide us with general, accounting and operational management and agreed to provide the services of its Chief Financial Officer. We have agreed to pay them $5,000 per month. The Consulting Agreement is for a one-year term, terminable earlier at the end of each quarter upon 30 days notice. WSR Consulting performs similar services for Ecosphere Technologies, Inc., a company in which Mr. Michael R. Donn, Sr., a director of GelTech, is an executive officer and director. Mr. Hull has acted as Ecosphere’s Comptroller since January 2008 and will continue to split his time between GelTech and Ecosphere.

From December 2006 to October 2007, Mr. Hull served as the Chief Financial Officer of BabyUniverse, Inc., now known as The Parent Company, a public company traded on Nasdaq. From December 2004 through November 2006, Mr. Hull was an associate at Resources Global Professionals, where he was a member of a team that assisted a $4 billion subsidiary of a $40 billion multinational company in complying with Section 404 of the Sarbanes Oxley Act of 2002. From 1996 through August 2004, Mr. Hull was Chief Financial Officer for BCT International, Inc.

Appointment of New Director

On March 17, 2008, Mr. Michael Matte was appointed to our Board of Directors. Additionally, Mr. Matte was appointed to the Audit Committee and appointed Chairman of the Audit Committee. Mr. Matte is a Certified Public Accountant and has approximately 10 years of service as Chief Financial Officer at three Nasdaq listed companies. Mr. Matte began his professional career at Price Waterhouse.

Principal Shareholders

The following table sets forth the number of shares of GelTech’s common stock beneficially owned as of March 25, 2008 by (i) those persons known by GelTech to be owners of more than 5% of GelTech’s common stock, (ii) each director of GelTech, (iii) the named executive officers of GelTech, and (iv) all executive officers and directors of GelTech as a group:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class (1)

Directors and Executive Officers:
Common Stock	Michael Cordani, 1460 Park Lane South, Suite 1, Jupiter, FL 33458(2)(3)(4)(5)	1,517,559	11.3%
Common Stock	Joseph Ingarra, 1460 Park Lane South, Suite 1, Jupiter, FL 33458(5)(6)	220,477	1.6%
Common Stock	Peter Cordani, 1460 Park Lane South, Suite 1, Jupiter, FL 33458(5)(8)	944,838	7.1%
Common Stock	Michael R. Donn, Sr., 11 S.E. River Lights Court, Stuart, FL 34996(5)(7)	11,666	*
Common Stock	Phil D. O’Connell, Jr., 515 North Flagler Drive, 19th Floor, West Palm Beach, FL 33401(9)(10)(11)	1,337,318	9.7%
Common Stock	Michael Matte, 224 Bloomfield Drive,West Palm Beach, FL 33405 (12)	0	*
Common Stock	All directors and executive officers as a group (7 persons)(13)	3,713,165	26.5%

5% Shareholders:
Common Stock	Michael Reger, 777 Yamato Road, Suite 300, Boca Raton, FL 33431(14)	5,808,606	42.0%
Common Stock	Anne Cordani, 1460 Park Lane South, Suite 1, Jupiter FL 33458(15)	1,177,400	8.8%

———————

*

Less than 1%

(1)

Applicable percentages are based on 13,312,737 shares outstanding as of the date of this prospectus supplement adjusted as required by rules of the SEC. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days after the date of this prospectus supplement are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Unless otherwise indicated in the footnotes to this table, GelTech believes that each of the shareholders named in the table has sole voting and investment power with respect to the shares of common stock indicated as beneficially owned by them.

(2)

Michael Cordani is Chairman of our Board of Directors and an executive officer.

(3)

Shares are held with Mr. Cordani’s wife as tenants by the entirety. Includes 87,501 shares of common stock issuable upon exercise of vested options. Does not include unvested options which do not vest within 60 days of the date of this prospectus supplement.

(4)

Includes 318,693 shares owned by three trusts whereby Mr. Michael Cordani, our Chief Executive Officer, and Mr. Peter Cordani, our Chief Technology Officer, are the trustees. The beneficiaries of the trusts are the minor children of Mr. Peter Cordani.

(5)

Messrs. Ingarra and Peter Cordani are also executive officers and directors; Mr. Donn is a director. North Carolina River Ridge II LLC is a company managed by Mr. Michael Cordani. It owns 934,074 shares of common stock. Thus, under SEC rules, Mr. Michael Cordani is considered the beneficial owner as explained in Note (1). Any distributions from the proceeds of sale will inure to Mr. Peter Cordani’s benefit.

(6)

Includes 95,834 shares issuable upon exercise of options that are exercisable within 60 days of the date of this prospectus supplement. Does not include shares of common stock issuable upon exercise of unvested options which do not vest within 60 days of the date of this prospectus supplement.

(7)

Shares consist of shares of common stock issuable upon exercise of vested options. Does not include shares of common stock issuable upon exercise of vested options which do not vest within 60 days of the date of this prospectus supplement.

(8)

Includes 625,145 shares of our common stock held by Dyn-O-Mat which is controlled by Mr. Peter Cordani. Since Dyn-O-Mat is currently offering to exchange these shares with its remaining shareholders, the shares beneficially owned by Mr. Cordani will be reduced. See Note (4) above.

(9)

A director. Mr. O’Connell is a selling shareholder.

(10)

Includes 474,058 shares issuable upon exercise of warrants exercisable at $1.05 per share. Also includes 11,666 shares issuable upon exercise of options that are exercisable within 60 days of the date of this prospectus supplement. Does not include shares of common stock issuable upon exercise of unvested options which do not vest within 60 days of the date of this prospectus supplement.

(11)

Shares are held by Mr. O’Connell and his wife, by the Phil D. O’Connell, Jr. Revocable Trust of which Mr. O’Connell is the trustee and by two limited liability companies which he controls.

(12) A director.

(13)

Includes shares owned by Dyn-O-Mat. Mr. Peter Cordani controls Dyn-O-Mat through the ownership of a nominal amount of super-voting preferred stock, which shares are not convertible into common stock. Thus, they will not be subject to a future exchange offer.

(14)

Includes 225,000 shares issuable upon exercise of warrants at $1.00 per share. Also includes 303,303 shares issuable upon exercise of warrants at $1.25 per share which we sold to Mr. Reger in a private placement. Mr. Reger is a selling shareholder.

(15)

Ms. Cordani is the mother of Michael Cordani, our Chief Executive Officer, and Peter Cordani, our Chief Technology Officer.

The date of this prospectus supplement is April 1, 2008.